As of the close of business on February 19, 2010, pursuant to an Agreement and Plan of Reorganization previously approved by the Funds’ Board of Directors, all of the assets, subject to the liabilities, of the Leuthold Select Equities Fund, were transferred to the Leuthold Select Industries Fund in exchange for a corresponding class of shares of the Leuthold Select Industries Fund of equal value.  The purpose of the transaction was to combine two funds with comparable investment objectives and strategies.  The exchange ratios was 0.58. The net asset value of the Leuthold Select Industries Fund shares on the close of business February 19, 2010, after the reorganization was $12.08, and a total of 731,396 shares were issued to shareholders of the Leuthold Select Equities Fund in the exchange. The exchange was a tax-free event to Leuthold Select Equities Fund shareholders. For financial reporting purposes, assets received and shares issued by the Leuthold Select Industries Fund were recorded at fair value; however the cost basis of investments received from Leuthold Select Equities Fund was carried forward to align ongoing reporting of the Leuthold Select Industries Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

The components of net assets immediately before the acquisition were as follows:

	Capital Stock	Accumulated net investment loss	Accumulated net realized loss on investments	Net Unrealized Appreciation	Net Assets
Leuthold Select Industries Fund	$ 48,758,704	$ (195,240)	$ (5,366,210)	$ 1,384,566	$ 44,581,820
Leuthold Select Equities Fund	19,346,377	(63,506)	(10,447,608)*	-	8,835,263
Total	$ 68,105,081	$ (258,746)	$ (15,813,818)	$ 1,384,566	$ 53,417,083

*Due to rules under section 381 and 382 of the internal revenue code, the combined fund will only be able to utilize $1,641,117 of these losses and the losses will be limited to $215,625 each year ($131,738 in the first short year) over the next eight years.  The combined fund may not utilize the remaining $8,806,491.

Assuming the acquisition of Leuthold Select Equities Fund had been completed on October 1, 2009, the combined funds’ pro forma results in the Statement of Operations during the period ended March 31, 2010 were as follows:

Net investment loss	$(81,190)*
Net realized and unrealized gain on investments	614,706**
Net increase in net assets resulting from operations	$533,516

* $(52,909) as reported in the Leuthold Select Industries Fund Statement of Operations, plus $(28,281) Leuthold Select Equities Fund pre-merger.
** $263,628 as reported in the Leuthold Select Industries Fund Statement of Operations plus $351,078 Leuthold Select Equities Fund pre-merger.

Because the combined funds have been managed as a single integrated fund since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the Leuthold Select Equities Fund that have been included in the Leuthold Select Industries Fund’s Statement of Operations since February 19, 2010.